Exhibit 2.01 - Resource Extraction Payment Report
This exhibit to Form SD reports payments made by Diamondback Energy, Inc. and its subsidiaries (collectively, “Diamondback”) to the United States federal government (the “U.S. Federal Government”) for the purpose of the commercial development of oil and natural gas during the year ended December 31, 2025. During 2025, no payments were made to any foreign governments.

Fiscal year in which reported payments were made: 2025
Business segment of Diamondback that made the payments: exploration and production
Resources that were the subject of commercial development: crude oil and natural gas
Method of extraction used in project: well
Country: United States
Payments: On a gross cash basis, according to the year during which the payments were made (rather than on an accrual basis).
Payment amounts: in thousands of U.S. Dollars

Project	National & Major Subnational Jurisdiction (ISO 3166 Code)	Currency Used to Make Payments	Payee	Taxes		Total
Payments by Diamondback (Consolidated Entity) Not Attributable to a Specific Project or Projects	US	USD	U.S. Federal Government—Department of Treasury	1,178,000	(1)	1,178,000	(1)
Total				$1,178,000		$1,178,000

(1) Represents U.S. federal income tax payments, including $47 million in U.S. federal income tax paid by Viper Energy, Inc., a mineral and royalty interest-owning subsidiary of Diamondback Energy, Inc. consolidated on its balance sheet.